Issuer Free Writing Prospectus dated April 28, 2015
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement dated April 27, 2015 and
Registration Statement No. 333-195747

This free writing prospectus relates only to the American Depositary Shares (each an "ADS" and, collectively, "ADSs") described below and should be read together with the preliminary prospectus supplement, subject to completion, dated April 27, 2015 (together with the prospectus included in the Registration Statement dated May 7, 2014, the "Preliminary Prospectus") of GW Pharmaceuticals plc (the "Company"), relating to a public offering of ADSs by the Company. To review a copy of the Preliminary Prospectus, click the following link: http://www.sec.gov/Archives/edgar/data/1351288/000114420415025273/v408374_424b5.htm

This free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent with, or prepared based on assumptions that are inconsistent with, the information below. All references to captions correspond to the Preliminary Prospectus unless otherwise specified. The information in this free writing prospectus primarily relates to settlement after T+3, the determination of the initial offering price, the number of ADSs to be offered and changes to the net proceeds, dilution and capitalization sections of the Preliminary Prospectus. YOU SHOULD READ THIS FREE WRITING PROSPECTUS AND THE PRELIMINARY PROSPECTUS, INCLUDING THE SECTION ENTITLED "RISK FACTORS," CAREFULLY BEFORE DECIDING TO INVEST IN THE ADSs.

The Offering

Issuer:	GW Pharmaceuticals plc

Public Offering Price:	$112.00 per ADS

ADSs Offered by Us:	1,600,000

Option to Purchase Additional ADSs:	We have granted the underwriters an option to purchase up to an additional 240,000 ADSs from us within 30 days of the date of the final prospectus supplement.

Settlement after T+3:	Delivery of the ADSs will be made against any payment therefor on or after May 5, 2015, which will be the fifth business day following the date of pricing of the ADSs.

American Depositary Shares:	The ADSs being sold represent ordinary shares of GW Pharmaceuticals plc. Each ADS represents an ownership interest in 12 of our ordinary shares. As an ADS holder, we will not treat you as one of our shareholders. The depositary bank, Citibank, N.A., will be the registered holder of the ordinary shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the section in the Preliminary Prospectus entitled “Description of American Depositary Shares” and the deposit agreement referred to therein.

Investors in our ADSs will be able to trade our securities and receive distributions on them to the extent described in the section in the Preliminary Prospectus entitled “Description of American Depositary Shares”.

Depositary Bank:	Citibank, N.A.

ADSs Outstanding Before the Offering:	12,059,610

ADSs Outstanding After the Offering:	13,659,610 (or 13,899,610 if the underwriters’ option to purchase additional ADSs is exercised in full).

Ordinary Shares Outstanding After the Offering:	256,694,250 ordinary shares.

Use of Proceeds:	The Preliminary Prospectus has been updated to revise the "Use of Proceeds" section as set forth on Exhibit A.

Lock-up:	We have agreed with the underwriters, subject to certain exceptions, including, among others, with regards to sales by certain of our officers and directors, not to dispose of or hedge any of our ADSs or ordinary shares or securities that are convertible into or exchangeable for our ADSs or ordinary shares during the period from the date of the final prospectus supplement continuing through the date 90 days hereafter, except with the prior written consent of the underwriters. See the sections in the Preliminary Prospectus entitled “Underwriters” and “Risk Factors — Substantial future sales of our ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline”.

Risk Factors:	See “Risk Factors” beginning on page S-20 and the other information included in the Preliminary Prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

NASDAQ Global Market Symbol:	“GWPH”

Capitalization:	The Preliminary Prospectus has been updated to revise the "Capitalization" section as set forth on Exhibit B.

Dilution:	The Preliminary Prospectus has been updated to revise the "Dilution" section as set forth on Exhibit C.

Underwriting:	The disclosure set forth in the Preliminary Prospectus under "Underwriters" has been updated by inserting the following after the second full paragraph on page S-49 of the Preliminary Prospectus:

"We expect that delivery of the ADSs will be made to investors on May 5, 2015, which will be the fifth business day following the date of the final prospectus supplement (such settlement being referred to as "T+4"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade ADSs prior to May 5, 2015 will be required, by virtue of the fact that the ADSs initially settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the ADSs who wish to trade ADSs prior to their date of delivery hereunder should consult their advisors."

Unless otherwise indicated, all information in this free writing prospectus, including information relating to the number of ordinary shares to be outstanding immediately after the completion of this offering:

•	excludes 9,351,499 ordinary shares, issuable upon exercise of outstanding options under our equity compensation plans, as at December 31, 2014;

•	excludes 104,806 ordinary shares, issuable upon exercise of outstanding options granted to non-executive directors and consultants, other than under our equity compensation plans, as at December 31, 2014;

•	excludes 11,811,116 ordinary shares potentially issuable pursuant to future awards under our Long-Term Incentive Plan; and

•	assumes no exercise by the underwriters of their option to purchase up to 240,000 additional ADSs.

The Company has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement (including a prospectus and preliminary prospectus supplement) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement by contacting Morgan Stanley & Co. LLC at 866-718-1649; BofA Merrill Lynch at 866-500-5408; Cowen and Company, LLC at 631-274-2806; or from Piper Jaffray & Co. at 800-747-3924.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Exhibit A

USE OF PROCEEDS

We estimate that we will receive total net proceeds from this offering of approximately $167.8 million (or approximately £109.5 million at the rate at April 28, 2015 of $1.5326 to £1.00), based on the public offering price of $112.00 per ADS, or $193.0 million (or £125.9 million at the rate at April 28, 2015 of $1.5326 to £1.00) if the underwriters exercise their option to purchase additional ADSs in full, in each case after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.

We intend to use the net proceeds we receive from this offering as follows:

•	approximately $30.0 million to fund further expansion of our Epidiolex manufacturing capability and build-up of inventory in preparation for US launch, if Epidiolex is approved;

•	approximately $40.0 million to fund clinical development of other orphan indication opportunities for Epidiolex, with an initial focus on TSC;

•	approximately $40.0 million to fund the advancement of other pipeline opportunities, including an intravenous CBD formulation in the treatment of NHIE;

•	approximately $40.0 million to fund pre-launch commercialization activities for Epidiolex in the United States; and

•	approximately $17.8 million for other general corporate purposes.

The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors. Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above. Pending these uses, we intend to invest the net proceeds from this offering in short or medium term investments.

Exhibit B

CAPITALIZATION

The following table presents our total capitalization and cash and cash equivalents as at December 31, 2014:

•	on an actual basis; and

•	on a pro forma basis to give effect to the sale by us of ADSs in this offering at the public offering price of $112.00 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and assuming no exercise of the option to purchase additional ADSs by the underwriters. Pro forma amounts have been translated at the closing rate at April 28, 2015 of $1.5326 to £1.00.

	As at December 31, 2014
	Actual		Pro forma for the Offering
	(in thousands)
Cash and cash equivalents	$243,926	£156,594	$411,726	£266,081
Obligations under finance leases, including current maturities	$2,926	£1,879	$2,926	£1,879
Equity:
Share capital	$369	£237	$398	£256
Share premium account	$343,743	£220,672	$511,514	£330,140
Other reserves	$29,991	£19,254	$29,991	£19,254
Accumulated deficit	$(131,785)	£(84,601)	$(131,785)	£(84,601)
Total equity	$242,318	£155,562	$410,118	£265,049
Total capitalization	$245,244	£157,441	$413,044	£266,928

Exhibit C

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the public offering price per ordinary share underlying our ADSs is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as at December 31, 2014 was approximately $0.99 per ordinary share and $11.84 per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share which is $112.00 per ADS and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after December 31, 2014, other than to give effect to our sale of ADSs offered in this offering at the public offering price of $112.00 per ADS after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as at December 31, 2014 would have been $1.57 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $18.82 per ADS. This represents an immediate increase in net tangible book value of $0.58 per ordinary share, or $6.98 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $7.76 per ordinary share, or $93.18 per ADS, to purchasers of ADSs in this offering. The following table presents this dilution to new investors purchasing ADSs in the offering:

	As at December 31, 2014
	(per ADS)
	(in $)	(unaudited)
Public offering price		112.00
Net tangible book value as at December 31, 2014(1)	11.84
Increase in net tangible book value attributable to new investors	6.98
As adjusted net tangible book value immediately after the offering		18.82
Dilution to new investors		93.18

(1)	Net tangible book value as at December 31, 2014, excludes a deferred tax asset of $0.4 million.